VIVIC CORP.

187 E. Warm Springs Road, Suite B450

Las Vegas, Nevada 89119

June 26, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D. C. 20549

VIA EDGAR

Re:	Vivic Corp.
Registration Statement on Form S-1
Registration Number 333-249361

Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Vivic Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-249361, together with all exhibits thereto (collectively, as amended, the “Registration Statement”). The Registration Statement was initially filed on October 7, 2020.

The Company has determined not to proceed with the public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or the earliest practicable date hereafter. The Company respectfully requests that all fees paid to the Commission in connection with the Registration Statement be credited for future use should the Company proceed with a registration statement meeting the requirements of Rule 457(p).

VIVIC CORP.

By:	/s/ Shang-Chiai Kung
Shang-Chiai Kung
President